UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RETALIX LTD.
(Name of Subject Company)

RETALIX LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

HUGO GOLDMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
RETALIX LTD.
10 ZARHIN STREET
RA’ANANA 43000, ISRAEL
+972-9-776-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Adam M. Klein, Adv.	Howard E. Berkenblit, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	Sullivan & Worcester LLP
2 Weizmann Street	One Post Office Square
Tel Aviv 64239, Israel	Boston, MA 02109
+972-3-608-9999	617-338-2800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

        The name of the subject company is Retalix Ltd., an Israeli company (the “Company”). The address and telephone number of the principal executive offices of the Company are 10 Zarhin Street, Ra’anana 43000, Israel; telephone: +972-9-776-6696.

        The title of the class of equity securities to which this Statement relates is the Company’s Ordinary Shares, par value NIS 1.00 per share (“Ordinary Shares”). As of October 26, 2009, there were 20,406,363 Ordinary Shares issued and outstanding.

        The Ordinary Shares are listed on the NASDAQ Global Select Market, or NASDAQ, and on the Tel Aviv Stock Exchange Ltd., or the TASE, both under the ticker symbol “RTLX”. On October 23, 2009, the closing price of the Ordinary Shares on NASDAQ was $11.95 per share, and on October 25, 2009, the closing price of the Ordinary Shares on the TASE was NIS 46.40 ($12.57 based on the exchange rate of NIS 3.692 per $1.00 as of October 23, 2009).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.retalix.com. The information on the Company’s website should not be considered part of this Statement.

        This Statement relates to the offer by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, and Mario Segal, five individuals who are citizens of the State of Israel, and M.R.S.G. 1999 Ltd., a limited company organized under the laws of the State of Israel (collectively, the “Purchasers”), to purchase from the Company’s shareholders up to 1,550,000 Ordinary Shares, which represent approximately 7.6% of the outstanding Ordinary Shares, at a price of $9.10 per Ordinary Share, subject to withholding taxes, as applicable, in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchasers’ offer to purchase and related letter of transmittal (the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated October 21, 2009 (the “Schedule TO”), filed by the Purchasers with the Securities and Exchange Commission (“SEC”). The Purchasers’ offer to purchase is filed as Exhibit (a)(1)(A) (the “Offer to Purchase”), and the related letter of transmittal is filed as Exhibit (a)(1)(B), to the Schedule TO (the “Letter of Transmittal”).

        This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, the Letter of Transmittal and other related materials.

        The Schedule TO states that the principal business addresses and telephone numbers of the Purchasers are as follows:

Name	Business Address	Business Telephone Number

Boaz Dotan	85 Medinat Hayehudim Street, P.O.Box 4076, Herzelia 46766, Israel	+972-3-5477077
Eli Gelman	13 Yoav Street, Tel Aviv 69938, Israel	+972-3-535-3072
Nehemia Lemelbaum	Beit Gibor Sport, 25th Floor, 7 Menachem Begin Road, Ramat Gan 52521, Israel	+972-3-751-7114
Avinoam Naor	1 Hashikma, P.O. Box 8, Savyon, 56530, Israel	+972-3-737-1111
Mario Segal	1 Hashikma, P.O. Box 8, Savyon, 56530, Israel	+972-3-737-1111
M.R.S.G. (1999) Ltd.	1 Hashikma, P.O. Box 8, Savyon, 56530, Israel	+972-3-737-1111

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described or referred to in this Statement, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates or (b) the Purchasers, their executive officers, directors or affiliates.

        On September 3, 2009, the Company announced that it had entered into a definitive share purchase agreement (the “Share Purchase Agreement”) with the Purchasers for a private placement of its Ordinary Shares, along with warrants to purchase Ordinary Shares (the “Private Placement”). In order to provide the Company’s existing shareholders an opportunity to realize value on their investment in the Company and to cash out part or all of their interest in the Company, subject to shareholder approval and other conditions set forth in the Share Purchase Agreement, the Purchasers agreed to effect the Offer.

        Following the consummation of the Offer, pursuant to the Share Purchase Agreement, the Company will issue and sell to the Purchasers in the Private Placement such number of Ordinary Shares, at a price of $9.10 per share, necessary to cause the Purchasers to hold a total of 20% of the outstanding Ordinary Shares after the closing (excluding the warrants to be issued in the Private Placement). The Purchasers currently own an aggregate of approximately 3.1% of the outstanding Ordinary Shares and have entered into an agreement to purchase from Mr. Barry Shaked, a founder of the Company and currently the President and Chief Executive Officer and a director of the Company, immediately prior to the closing of the Private Placement, Ordinary Shares representing approximately 2.8% of the outstanding Ordinary Shares.

        Messrs. Gillon Beck, Brian Cooper, Ishay Davidi and Barry Shaked, who are directors of the Company, and seven of its senior employees have interests in the Private Placement that are different from, or in addition to, the interests of the Company’s shareholders. Such personal interests are described in the Company’s proxy statement furnished with the SEC on Form 6-K on September 21, 2009 (the “Proxy Statement”), the pertinent sections of which are filed as Exhibit (e)(2) hereto and incorporated herein by reference.

        Despite such personal interests in the Private Placement, such interests would not be impacted in a material manner by the acceptance or non-acceptance of the Offer by the Company’s shareholders, given that the consummation of such other transactions is not dependent on the Purchasers’ acquisition of any minimum number of Ordinary Shares pursuant to the Offer. Therefore, the interests of such directors and senior employees of the Company in the consummation of the Private Placement and such other transactions does not conflict with such four directors’ fiduciary duties to the Company to consider the Offer strictly from the perspective of the best interests of the Company and its shareholders as a whole. In any event, since the Offer is required under the Share Purchase Agreement and such four directors were deemed to have personal interests in the Private Placement, they did not participate in the discussion of the Offer or on the vote on the position of the Board of Directors of the Company (the “Board”) with respect to the Offer. We note that as a result of the tender of a maximum number of Ordinary Shares pursuant to the Offer, the ownership percentage of outstanding Ordinary Shares of Ronex Holdings Limited Partnership (“Ronex”), a company wholly-owned by FIMI Opportunity Fund, of which Messrs. Beck and Davidi are principals, would be approximately 1.7% higher at the conclusion of the Private Placement and related transactions than it would be if no shares are tendered (due to the greater dilution that would be caused by the larger Private Placement in the event that no shares are tendered).

        Certain information regarding compensation paid by the Company to its executive officers and directors and share ownership of the Company’s principal shareholders is included in Item 6.B.: Compensation and Item 6.E.: Share Ownership of the Company’s Form 20-F filed with the SEC on June 22, 2009 (the “Form 20-F”) and in the Proxy Statement under “Beneficial Ownership of Securities by Certain Beneficial Owners”, which sections are filed as Exhibits (e)(1) and (e)(2), respectively, and incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation or Recommendation

        Based upon a determination by the Board, the Board is expressing no opinion and is remaining neutral with respect to the Offer. Each shareholder must make its own decision as to whether to tender its Ordinary Shares and, if so, how many Ordinary Shares to tender.

        Although the Board is expressing no opinion and is remaining neutral with respect to the Offer, the Board believes each shareholder should carefully read the Offer and this Statement before making any decision regarding tendering its Ordinary Shares and make such decision based on all of the available information, including the adequacy of the Offer Price in light of the current market price of the Ordinary Shares, the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors described below and any other factors that the shareholder deems relevant to its investment decision. The Board suggests that shareholders consider, among other things, the following factors in deciding whether to tender their Ordinary Shares in the Offer:

—	Historical market prices of the Ordinary Shares: Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares Etc.”) and also obtain a current market quotation for the Ordinary Shares;

—	Financial condition, results of operations, business and prospects of the Company: Shareholders should review the Company’s financial information set forth in the Form 20-F and other reports of the Company filed with the SEC;

—	Private Placement and Investors: Shareholders should review the terms of the Private Placement, the Share Purchase Agreement and the other transactions contemplated thereby, as well as the background of the Purchasers and of the individuals who will serve as directors of the Company following the consummation of the Private Placement, all as set forth in the Proxy Statement;and

—	Certain U.S. and Israeli tax considerations related to the tender of Ordinary Shares: Shareholders should review the tax information set forth in Section 5 of the Offer to Purchase (“Certain U.S. Federal Income Tax and Israeli Income Tax Considerations”). This tax information has not been reviewed by the Company and is noted herein for reference purposes only.

        In addition, shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(b)	Reasons

        The Board approved the Share Purchase Agreement, which requires the Purchasers to effect the Offer, in order to give the Company’s existing shareholders an opportunity to realize value on their investment in the Company and to cash out part or all of their interest in the Company at the same price of the Private Placement (excluding the warrants which are being issued to the Purchasers without additional compensation), as well as to try to reduce the amount of dilution that will be caused by the Private Placement. (To the extent that the Purchasers purchase Ordinary Shares from existing shareholders, the number of Ordinary Shares that the Company will issue and sell in the Private Placement will be reduced, which will reduce the amount of dilution of the holdings of the Company’s shareholders.)

        At the same time, the Board approved the Private Placement because it believes that the Purchasers have the ability and the incentive to improve the Company’s business and results of operations over time, which would result in an increase in the market price of the Ordinary Shares in the future. The Purchasers have excelled in many of the business practices required for Israel-based IT software and services companies to achieve global leadership. This group founded, managed, grew and brought Amdocs Limited, a NYSE-listed company, from a start-up company to its position of global market leadership today, with approximately $3 billion of annual revenues, consistent profitability, 17,000 employees and a roster of marquee household names as customers. The Purchasers’ long-term commitment to the Company is evidenced by, among others, the fact that they have agreed to invest significant personal funds in the Ordinary Shares by way of the Offer, the Private Placement and the purchase from Mr. Shaked described in Item 4(c) below, have undertaken in a management services agreement to provide an aggregate of 700 hours of management services to the Company per year for at least five years, have agreed to hold their Ordinary Shares for at least two years and their warrants and warrants shares for at least one year, and have agreed to non-competition restrictions for a period of 12 months following the termination of their management services agreement. Pursuant to a shareholders agreement, the Purchasers and Ronex have agreed to vote their respective Ordinary Shares in favor of six nominees to the Board designated by the Purchasers, out of a Board of eleven members. At the annual meeting of shareholders of the Company held on October 19, 2009, six nominees designated by the Purchasers pursuant to Section 66 of the Israeli Companies Law were elected to the Board, effective as of the closing of the Private Placement.

        The Board therefore determined that it was not appropriate for it to express an opinion regarding the Offer, as it believes that shareholders must individually decide based on the factors discussed above and their personal situations whether they desire to realize value now at a determinable price by taking part in the Offer (if, for example, they are unable for any reason to sell their Ordinary Shares on the NASDAQ or the TASE at a higher net price) or continue to hold their Ordinary Shares in light of both the prospects for the Company following the Private Placement and related transactions and the dilution from the Private Placement.

(c)	Intent to Tender

        To the Company’s knowledge, after making reasonable inquiry, except as set forth below, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender or sell any of the Ordinary Shares which are held of record or beneficially owned by such persons.

        On September 3, 2009, Mr. Shaked and Mr. Brian Cooper, a founder and current director of the Company, each entered into a purchase and sale agreement, pursuant to which (i) Mr. Shaked will sell 566,740 Ordinary Shares to the Purchasers and 466,739 Ordinary Shares to Ronex and (ii) Mr. Cooper will sell 751,485 Ordinary to Ronex, at the price of $12.00 per share, concurrently with the closing of the Private Placement. Messrs. Shaked and Cooper have also agreed to step down from their positions with the Company and to terminate their shareholders agreement with Ronex, which has entered into a new shareholders agreement with the Purchasers. Messrs. Shaked and Cooper have also agreed to various restrictions concerning competing with the Company and soliciting its employees for a period of four years. In addition, Mr. Ian O’Reilly, a director of the Company who will be stepping down from the Board upon the closing of the Private Placement, has indicated that he plans to sell his Ordinary Shares in the open market.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        During the past sixty (60) days, other than as set forth in Items 3 and 4(c) above, no transactions in the Ordinary Shares have been effected by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The Company is not undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary thereof; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        There are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Not applicable.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated October 20, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchasers filed with the SEC on October 20, 2009).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchasers filed with the SEC on October 20, 2009).

(e)(1)	Items 6.B. and 6.E. of the Company’s Form 20-F for the year ended December 31, 2008 (filed with the SEC on June 22, 2009 and incorporated herein by reference).

(e)(2)	The sections of the Proxy Statement entitled “Beneficial Ownership of Securities by Certain Beneficial Owners” and “Proposal No. 4 – Approval of the Private Placement and Related Transactions” (incorporated herein by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on September 21, 2009).

(e)(3)	Share Purchase Agreement, dated September 3, 2009, among the Company, the Purchasers and the Investor Representatives named therein (incorporated herein by reference to Exhibit 99.1(b) of the Company’s Form 6-K furnished to the SEC on September 21, 2009).

(e)(4)	Shareholders Agreement between Ronex, Barry Shaked and Brian Cooper, dated as of March 3, 2008 (incorporated herein by reference to Exhibit 2 to the Schedule 13D/A filed by the Purchaser, Ishay Davidi, Barry Shaked and Brian Cooper with the SEC on March 3, 2008).

(e)(5)	Shareholders Agreement between the Purchasers and Ronex Holdings, Limited Partnership, dated as of September 3, 2009 (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Purchasers with the SEC on September10, 2009).

(e)(6)	Share Purchase and Sale Agreement, dated as of September 3, 2009, by and among Mr. Barry Shaked, as seller, and the Purchasers and Ronex, as purchasers (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Purchasers with the SEC on September10, 2009).

(e)(7)	Share Purchase and Sale Agreement, dated as of September 3, 2009, by and between Mr. Brian Cooper, as seller, and Ronex, as purchaser (incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by Ronex and its affiliates with the SEC on September15, 2009).

(e)(8)	Separation Agreement, dated September 3, 2009, among the Company, B.G.A.G.S. Shaked Ltd. and Mr. Barry Shaked (incorporated herein by reference to Exhibit 99.1(e) of the Company’s Form 6-K furnished to the SEC on September 21, 2009).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 26, 2009

RETALIX LTD. By: /s/ Hugo Goldman —————————————— Hugo Goldman Executive Vice President and Chief Financial Officer